SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              INTERGOLD CORPORATION
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   0000000000
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1       NAME OF REPORTING PERSON:           Investor Communications
                                             International, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        DEBT
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Washington
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                            7      SOLE VOTING POWER
                                   6,992,000 Shares of Common Stock
     NUMBER OF SHARES      -----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  0
      EACH REPORTING       -----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    6,992,000 Shares of Common Stock
                           -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,992,000 Shares of Common Stock
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.13%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Investor Communications International, Inc. ("ICI"), its sole director and officer, Marcus Johnson ("Johnson")and its sole shareholder, Brent Pierce ("Pierce") as the reporting persons hereunder, relative to the acquisition by ICI of certain shares of common stock issued by Intergold Corporation. Neither ICI, Johnson nor Pierce have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00025 par value, of Intergold Corporation ("IGCO"). IGCO maintains its principal executive offices at 5000 Birch Street, West Tower, Suite 240, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Investor Communications International, Inc., a corporation organized under the laws of the State of Washington, its sole director and officer, Marcus Johnson, and its sole shareholder, Brent Pierce. The principal business and principal office of ICI is 435 Martin Street, Suite 2000, Blaine, Washington 98230, the address for Johnson is 4507 Lakeway Drive, Bellingham, Washington 98226, and the address for Pierce is 2117 - 139A Street, White Rock, B.C., Canada V4A 9V9.


     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of ICI and the person controlling ICI (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
    Name               Position with                  Business Address
                        ICI
--------------------------------------------------------------------------------

Marcus Johnson         Director/President and         4507 Lakeway Drive
                       Secretary                      Bellingham, WA 98226

Brent Pierce           Shareholder                    2117 - 139A Street
                                                      White Rock, B.C.
                                                      Canada V4A 9V9
--------------------------------------------------------------------------------

     Marcus Johnson is the sole director and officer of ICI and Brent Pierce is the sole shareholder of ICI. Johnson and Pierce have the right to control the disposition of and vote the IGCO securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of the Settlement Agreement between IGCO and ICI dated March 30, 2000 and the Settlement Agreement between International Gold Corporation, IGCO's wholly-owned subsidiary ("INGC") and ICI (collectively, the "Settlement Agreements"), an aggregate of 6,598,000 shares of restricted common stock of IGCO were issued to ICI. The consideration exchanged for the securities of IGCO was the release and satisfaction by ICI of a debt owed by IGCO in the principal amount of $193,801.00 and the r elease and satisfaction by ICI of a debt owed by INGC in the principal amount of $4,139.54. A copy of the Settlement Agreements between IGCO and ICI and between INGC and ICI are filed herewith as Exhibit A and B, respectively.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by IGCO to ICI and the debt owed by INGC to ICI as follows:

(i) IGCO had incurred debt inclusive of accrued interest in the aggregate amount of $193,801.00 with ICI for either past financial, administrative and managerial services performed by ICI pursuant to a consulting service agreement entered into with IGCO and/or prior advances made by ICI to IGCO.

(ii) INGC had incurred debt inclusive of accrued interest in the aggregate amount of $4,138.54 with ICI for prior advances made by ICI to INGC.

(iii) IGCO and INGC each entered into the Settlement Agreement with ICI whereby ICI agreed to settle the debt owed to it by IGCO and INGC, and accept the issuance of restricted common shares of IGCO at the rate of $0.03 per share as settlement for all interest and principle due and outstanding to ICI as of the date of the respective Settlement Agreement.

(iv) IGCO and INGC desired to enter into the respective Settlement Agreement to clear IGCO's financial books of this and other liabilities in order that IGCO could proceed with other financings, and IGCO is not in a financial position to be able to pay cash to ICI for satisfaction of such debts.

     Pursuant to the instructions for items (a) through (j) of Item 4, ICI has plans as follows:

(a) As set forth in Item 3 of this Schedule, ICI has acquired 6,598,000 shares of restricted common stock of IGCO. As set forth in Item 2 of this Schedule, Marcus Johnson is the sole director and officer and Brent Pierce is the sole shareholder of ICI. ICI, Johnson and Pierce may consider the acquisition of additional securities of IGCO, the issuer, but have no present plans or proposals to do so.

(b) ICI, Johnson and Pierce have no present plans or proposals to cause a merger or effect a liquidation or reorganization of IGCO or to enter into extraordinary corporate transactions.

(c) ICI, Johnson and Pierce have no present plans or proposals to cause a sale or transfer of a material amount of assets of IGCO.

(d) ICI, Johnson and Pierce plan to exercise the voting rights associated with ownership of shares of common stock of IGCO.

(e) ICI, Johnson and Pierce have no present plans or proposals to cause a material change in the capitalization of IGCO.

(f) ICI, Johnson and Pierce have no present plans or proposals to make any other material change to the business or corporate structure of IGCO.

(g) ICI, Johnson and Pierce have no present plans or proposals to change IGCO's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of IGCO by any person.

(h) ICI, Johnson and Pierce have no present plans or proposals to cause IGCO's common stock from not being quoted on the OTC Bulletin Board.

(i) ICI, Johnson and Pierce have no present plans or proposal relating to a class of securities of IGCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Neither ICI, Johnson nor Pierce have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on March 30,2000, ICI beneficially owned 6,992,000 shares (or approximately 12.13% of the outstanding shares) of IGCO's common stock as follows:

              Holder                          Number of Shares
              ------                          ----------------

              Investor Communications
               International, Inc.            6,992,000

              Total                           6,992,000

(b) No Instruction C Person owns any common or preferred shares of IGCO. ICI, Johnson and Pierce have sole power to vote or to direct the voting of the 6,992,000 common shares of IGCO held by ICI.

(c) As of March 30, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving IGCO equity securities had been engaged in by ICI, Johnson or Pierce, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

(d) To the best knowledge and belief of the undersigned, no person other than ICI, Johnson and Pierce have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Settlement Agreement dated March 30, 2000 between Intergold Corporation and Investor Communications International, Inc.

(b) Settlement Agreement dated March 30, 2000 between International Gold Corporation and Investor Communications International, Inc.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Investor Communications
                                        International, Inc.

Date: April 19, 2000                  By: /s/ Marcus Johnson
--------------------                  ----------------------
                                      Marcus Johnson, President


Date: April 19, 2000                  /s/ Brent Pierce
--------------------                  ----------------
                                      Brent Pierce